File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Aug 09, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Aug 09, 2005, the following messages.

- Bridgestone Corporation Announces First-Half Results for Fiscal 2005
- Supplementary Information of 2005.
- First-Half Results for Fiscal 2005 Review Meeting
- Bridgestone to Increase Production Capacity for Truck and Bus Radial Tires in Thailand

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone : (03) 3563-6811
Fax : (03) 3567-4615

Bridgestone Corporation Announces First-Half Results for Fiscal 2005

Tokyo (August 9, 2005)—Bridgestone Corporation (the "Company") today announced its consolidated business and financial results for January 1 to June 30, 2005, the first half of the present fiscal year (January 1 to December 31, 2005). These results are for Bridgestone Corporation and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 439 consolidated subsidiaries and 200 equity method affiliates as of June 30, 2005

Here is a summary of those results and of management's projections for the Companies' sales and earnings performance for the full fiscal year. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥110.62, the exchange rate on June 30, the end of the first half of the fiscal year.

I. Summary of Business and Financial Performance

A. Overall Results

1. Sales and earnings

	FY05 1H	FY04 1H	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	1,256.2	1,153.2	102.9	9
Operating income	92.0	91.9	0.1	-
Ordinary income	88.6	86.8	1.8	2
Net income	101.7	52.2	49.4	95

A defining trend of the business environment in the first half was continued global upward movement in the cost of crude oil and other raw materials. In Japan, the domestic economy continued to recover. Despite little progress in some areas, such as a downturn

in exports which had previously enjoyed steady growth, corporate earnings continued to improve and personal consumption picked up. In the United States, private-sector demand supported continuing economic vigor as personal consumption and capital spending continued to increase. Economic recovery proceeded gradually in Europe. Strong economic growth continued in China, and other Asian economies also expanded steadily.

Amid such a challenging business environment, the Companies continued to introduce appealing new products, undertake initiatives for expanding sales worldwide, and expand global production capacity. Furthermore, the Companies worked to increase productivity, improve logistics efficiencies, and make the most of their strengths in research and technology.

Net sales in the first half, which ended June 30, 2005, increased 9% over the same period the previous year, to ¥1,256.2 billion [$11.4 billion]. Operating income remained at virtually the same level as the same period the previous year, at ¥92.0 billion [$831.7 million], while ordinary income increased 2%, to ¥88.6 billion [$800.9 million]. Net income increased 95%, to ¥101.7 billion [$919.4 million]. This increase was due primarily to an extraordinary gain of ¥80.8 billion [$730.4 million] arising mostly from the return of the substitutional portion of an employee pension plan covering Bridgestone Corporation and some consolidated Japanese subsidiaries to the Japanese government. This gain outweighed ¥2.9 billion [$26.2 million] in impairment losses, which were recorded as extraordinary losses due to the early adoption of an accounting standard on impairment of fixed assets.

2. Segment Information

a. By business segment

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

		FY05 1H	FY04 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	998.1	918.3	79.7	9
	Operating income	68.6	73.6	(5.0)	(7)
Diversified Products	Sales	273.0	246.9	26.0	11
	Operating income	23.2	18.0	5.2	29
Consolidated Results	Sales	1,256.2	1,153.2	102.9	9
	Operating income	92.0	91.9	0.1	-

In the tire segment, the Companies' operating income in the first half declined 7% from the same period the previous year, to ¥68.6 billion [$620.1 million], on an increase of 9% in sales, to ¥998.1 billion [$9.0 billion]. The rising cost of raw materials and other factors offset the earnings contribution from this sales growth. The Companies achieved sales growth by introducing appealing new products on a global basis, increasing their marketing efforts, and improving their product mix. Strong demand in overseas markets also contributed to the sales growth.

In the diversified products segment, the Companies' operating income in the first half increased 29% over the same period of the previous year, to ¥23.2 billion [$209.7 million], on an increase of 11% in sales, to ¥273.0 billion [$2.5 billion]. Business was especially strong in the building materials operations in the United States and in precision components for office equipment.

b. By geographical segment

		FY05 1H	FY04 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	546.9	510.6	36.2	7
	Operating income	58.2	57.6	0.6	1
The Americas	Sales	538.6	485.6	53.0	11
	Operating income	19.2	15.5	3.7	24
Europe	Sales	178.5	156.4	22.0	14
	Operating income	8.6	8.5	0.1	1
Other	Sales	223.6	194.2	29.3	15
	Operating income	10.7	9.8	0.9	9
Consolidated Results	Sales	1,256.2	1,153.2	102.9	9
	Operating income	92.0	91.9	0.1	-

In Japan, despite increasing raw material costs, the Companies' operating income in the first half increased 1% over the first half last year, to ¥58.2 billion [$526.1 million], on an increase of 7% in sales, to ¥546.9 billion [$4.9 billion]. In the Japanese domestic market, unit sales of tires remained flat versus the first half last year, while unit exports of tires increased. Precision components for office equipment and automotive components contributed to Japanese sales growth in diversified products.

In the Americas, the Companies' operating income in the first half increased 24% over the same period of the prior year, to ¥19.2 billion [$173.6 million], on an increase of 11% in sales, to ¥538.6 billion [$4.9 billion]. The earnings contribution from sales growth offset the adverse effect of increasing raw material costs. In the North American tire operations, unit sales of passenger car and light truck tires declined from the same period of the previous year in the original equipment sector but increased in the replacement sector. In addition, unit sales of truck and bus tires increased over the same period of the prior year, led by growth in the original equipment sector. Business improved over the same period of the previous year in diversified and Latin American operations.

In Europe, the Companies' operating income in the first half increased 1% over the

same period of the previous year, to ¥8.6 billion [$77.7 million], on an increase of 14% in sales, to ¥178.5 billion [$1.6 billion]. The earnings contribution from sales growth offset the adverse effect on earnings from rising raw material costs. Unit sales of passenger car and light truck tires increased over the same period of the prior year in the original equipment and replacement sectors. Unit sales of truck and bus tires also increased over the first half of last year, led by growth in the original equipment sector.

In other regions, the Companies' operating income in the first half increased 9% over the first half of last year, to ¥10.7 billion [$96.7 million], on an increase of 15% in sales, to ¥223.6 billion [$2.0 billion]. The earnings contribution from this sales growth, supported by increased marketing efforts and an improved product mix, offset the adverse effect on earnings of increasing raw material costs.

B. Dividends

At its meeting on August 9, 2005, the Board of Directors declared interim dividends of ¥10 per share, with dividend payments to begin on September 1, 2005.

C. Financial Position

1. Cash Flow

		FY05 1H	FY04 1H	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		44.2	116.1	(71.9)
Net cash used in investing activities		(96.5)	(86.0)	(10.4)
Net cash provided by (used in) financing activities		26.5	(44.6)	71.1
Effect of exchange rate changes on cash and cash equivalents		3.5	(2.2)	5.7
Net decrease in cash and cash equivalents		(22.3)	(16.7)	(5.5)
Cash and Cash equivalents	At beginning of half	263.7	298.2	(34.5)
	At end of half	241.4	281.4	(40.0)

The Companies' cash and cash equivalents decreased ¥22.3 billion [$201.6 million] during the first half of 2005, to ¥241.4 billion [$2,182.2 million], compared with ¥281.4 billion in the same period of the prior year.

(Cash flow by operating activities)

Net cash provided by operating activities decreased ¥71.9 billion [$650.0 million], from the same period last year, to ¥44.2 billion [$399.6 million]. The principal contributors in that cash provided included income before income taxes and minority interests of ¥166.5 billion [$1,505.2 million], compared with ¥83.5 billion in the same period of the prior year, and depreciation and amortization of ¥60.6 billion [$547.8 million], compared with ¥53.7 billion in the first half of last year. Those contributors offset a decrease of ¥79.0 billion [$714.2 million] in the allowance for pension plans, compared with an increase of ¥1.5 billion in the same period of the prior year; the effects of income tax payments of ¥50.7 billion [$458.3 million], compared with ¥17.0 billion in the first half of last year; and an increase of inventories of ¥47.9 billion [$433.0 million], compared with an increase of ¥13.0 billion in the same period of the prior year.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥10.4 billion [$94.0 million] versus the same period last year, to ¥96.5 billion [$872.4 million]. Expenditures included payments of ¥92.2 billion [$833.5 million] for purchase of property, plant and equipment, compared with payments of ¥82.2 billion in the first half of last year.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥71.1 billion [$642.7 million] versus the same period in the prior year, to ¥26.5 billion [$239.6 million]. Payments for reimbursement of long-term borrowings totaled ¥80.7 billion [$729.5 million], compared with ¥72.3 billion in the same period last year; payments for purchase of treasury stock totaled ¥18.0 billion [$162.7 million], compared with ¥37.2 billion in the same period last year; and payments for the retirement of bonds totaled ¥11.5 billion [$104.0 million], compared with ¥12.4 billion in the same period last year. However, those expenditures were offset by contributions of ¥105.9 billion [$957.3 million] in proceeds from short-term borrowings and commercial paper, compared with ¥7.5 billion of decrease in the first half last year; long-term debt totaled ¥23.4 billion [$211.5 million], compared with ¥72.6 billion in the same period last year; and ¥18.0 billion [$162.7 million] in proceeds from the issuance of bonds, compared with ¥14.4 billion in the same period of the previous year.

2. Cash flow indicators

	Jan.- June 2003	Jan.- Dec. 2003	Jan.- June 2004	Jan.- Dec. 2004	Jan.- June 2005
Shareholders' equity/total assets (%)	37.9	40.0	40.0	40.1	42.0
Market capitalization* /total assets (%)	62.2	54.5	75.2	70.2	69.5
Interest-bearing debt/net cash provided by operating activities (years)	2.7	1.9	2.1	2.0	6.2
Net cash provided by operating activities /interest payments (times)**	16.4	20.0	22.7	21.0	6.7

* Share price on last trading day of June multiplied by number of shares outstanding

** Interest payments as listed on Statements of Cash Flows

II. Projections

Management expects the business environment to remain challenging overall during the second half of the year. Despite robust demand for tires, particularly in markets outside Japan, the cost of natural rubber remains high and the increasing cost of crude oil and other basic materials results in an increase the cost of the other raw materials used in the Companies' products.

In Japan, management expects the Companies' overall unit sales of tires in the domestic market to increase steadily in 2005 in spite of slowing demand. Unit exports from Japan are expected to exceed levels posted in the previous year.

In the Americas, management expects demand for tires in 2005 to remain strong, and they expect unit sales of tires by the Companies' operations in the Americas to increase in 2005. The sales growth in passenger car and light truck tires is due to successful marketing activities. Sales growth in original equipment truck and bus tires is growing strongly due to increased vehicle production.

In Europe, management expects demand for tires in 2005 to be firm. They expect vigorous marketing efforts by the Companies' European operations and growth in tire demand in the original equipment sector to produce an increase in unit sales, including gains in passenger car and light truck tires and in truck and bus tires.

Below is a summary of management's projections for sales and earnings in the full year, January to December 2005.

		FY2005 Projections	FY2004 Results	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Net sales		2600.0	2,416.6	183.3	8
Operating income		198.0	197.6	0.3	-
Ordinary income		183.0	181.5	1.4	1
Net income		163.0	114.4	48.5	42
¥/$ exchange rate (actual or assumed)	Interim average	¥106	¥108		(2)
	Full-year average	¥106	¥108		(2)
¥/euro exchange rate (actual or assumed)	Interim average	¥136	¥133		2
	Full-year average	¥133	¥134		(1)

Management expects the dividends for the full year of 2005 to total ¥20 per share. They have declared interim dividends of ¥10 per share, and they expect to propose identical amounts for the year-end dividends.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2004 1H (As of 30 June 2004)			FY2005 1H (As of 30 June 2005)			FY2004 (As of 31 December 2004)			Increase (decrease)
	Yen in million		%	Yen in million		%	Yen in million		%	Yen in million
Assets										
Current Assets:										
Cash and deposits		268,247			226,802			252,796		(25,994)
Notes and accounts receivable		413,039			467,333			460,534		6,799
Short-term investments		5,000			5,822			5,305		517
Inventories		361,834			433,827			373,419		60,408
Deferred tax assets		56,510			59,354			58,140		1,214
Other		66,194			72,340			59,138		13,202
Allowance for doubtful accounts		(18,623)			(15,954)			(15,736)		(218)
Total Current Assets		1,152,203	51.7		1,249,527	51.2		1,193,598	51.1	55,929
Fixed Assets:										
Tangible assets										
Building and structures	221,979			237,089			229,164			
Machinery and equipment	236,889			295,782			273,380			
Land	122,959			126,849			124,042			
Construction in progress	58,926			67,564			67,047			
Other	45,701	686,456	30.8	52,918	780,203	32.0	49,974	743,609	31.9	36,594
Intangible assets		12,510	0.5		15,629	0.6		9,441	0.4	6,188
Investments and other assets										
Investments in securities	211,371			245,177			230,210			
Long-term loans receivable	17,586			17,425			17,793			
Deferred tax assets	88,577			76,855			85,116			
Other	63,009			56,886			54,737			
Allowance for doubtful accounts	(1,433)	379,111	17.0	(818)	395,525	16.2	(798)	387,058	16.6	8,467
Total Fixed Assets		1,078,077	48.3		1,191,359	48.8		1,140,109	48.9	51,250
Total		2,230,280	100.0		2,440,886	100.0		2,333,708	100.0	107,178

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2004 1H (As of 30 June 2004)		FY2005 1H (As of 30 June 2005)		FY2004 (As of 31 December 2004)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Liabilities							
Current Liabilities:							
Notes and accounts payable	153,212		176,056		170,732		5,324
Short-term borrowings	158,647		203,914		161,945		41,969
Commercial paper	1,258		1,329		1,409		(80)
Current portion of straight bonds	9,906		6,275		8,351		(2,076)
Income taxes payable	19,300		18,982		43,690		(24,708)
Deferred tax liabilities	1,205		1,398		1,262		136
Provision for voluntary tire recall	13,524		7,287		8,097		(810)
Accounts payable - other	100,179		118,040		125,266		(7,226)
Accrued expenses	153,871		170,823		156,804		14,019
Other	41,877		44,239		37,433		6,806
Total Current Liabilities	652,983	29.3	748,347	30.7	714,992	30.6	33,355
Long-term Liabilities:							
Straight bonds	132,911		141,743		133,146		8,597
Long-term borrowings	186,106		191,207		174,721		16,486
Deferred tax liabilities	18,485		47,932		18,525		29,407
Accrued pension and liability for retirement benefits	271,574		196,914		279,734		(82,820)
Warranty reserve	16,547		17,354		16,072		1,282
Other	26,155		39,485		29,131		10,354
Total Long-term Liabilities	651,781	29.2	634,637	26.0	651,332	27.9	(16,695)
Total Liabilities	1,304,764	58.5	1,382,985	56.7	1,366,324	58.5	16,661
Minority Interests							
Minority Interests	32,913	1.5	32,906	1.3	32,402	1.4	504
Shareholders' Equity							
Common stock	126,354	5.7	126,354	5.2	126,354	5.4	–
Capital surplus	122,080	5.5	122,078	5.0	122,078	5.2	–
Retained earnings	785,090	35.2	869,843	35.6	837,764	35.9	32,079
Net unrealized gain on available-for-sale securities	89,258	4.0	115,106	4.7	102,612	4.4	12,494
Foreign currency translation adjustments	(159,289)	(7.2)	(139,394)	(5.7)	(152,300)	(6.4)	12,906
Treasury stock-at cost	(70,891)	(3.2)	(68,994)	(2.8)	(101,528)	(4.4)	32,534
Total Shareholders' Equity	892,602	40.0	1,024,994	42.0	934,980	40.1	90,014
Total	2,230,280	100.0	2,440,886	100.0	2,333,708	100.0	107,178

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2004 1H (Six months ended 30 June 2004)			FY2005 1H (Six months ended 30 June 2005)			Increase (decrease)		FY2004 (Year ended 31 December 2004)		
	Yen in million		%	Yen in million		%	Yen in million	%	Yen in million		%
Net Sales		1,153,294	100.0		1,256,239	100.0	102,945	–		2,416,685	100.0
Cost of Sales		729,705	63.3		814,076	64.8	84,371	1.5		1,533,251	63.4
Gross profit		423,589	36.7		442,163	35.2	18,574	(1.5)		883,434	36.6
Selling, General and Administrative Expenses		331,640	28.7		350,083	27.9	18,443	(0.8)		685,737	28.4
Operating income		91,948	8.0		92,080	7.3	132	(0.7)		197,697	8.2
Non-operating Income											
Interest income	1,463			1,679					3,147		
Dividend income	1,162			1,580					1,788		
Other	8,877	11,503	0.9	9,808	13,068	1.1	1,565	0.2	14,806	19,742	0.8
Non-operating Expenses											
Interest expense	5,289			6,826					11,330		
Foreign currency exchange loss	695			1,263					1,656		
Other	10,649	16,634	1.4	8,395	16,485	1.3	(149)	(0.1)	22,857	35,845	1.5
Ordinary income		86,818	7.5		88,663	7.1	1,845	(0.4)		181,593	7.5
Extraordinary Income											
Gain on sales of tangible assets	–			2,261					2,522		
Gain on return of substitutional portion of the governmental pension program	–	–	–	78,572	80,834	6.4	80,834	6.4	–	2,522	0.1
Extraordinary Loss											
Impairment losses on assets	–			2,990					–		
Loss on voluntary tire replacement	3,246	3,246	0.3	–	2,990	0.2	(256)	(0.1)	3,240	3,240	0.1
Income before income taxes and minority interests		83,572	7.2		166,507	13.3	82,935	6.1		180,876	7.5
Income taxes - current	25,335			25,469					60,359		
Income taxes - deferred	3,612	28,947	2.5	37,279	62,748	5.0	33,801	2.5	2,459	62,818	2.6
Minority Interests		2,332	0.2		2,047	0.2	(285)	0.0		3,605	0.2
Net Income		52,292	4.5		101,710	8.1	49,418	3.6		114,453	4.7

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

	FY2004 1H (Six months ended 30 June 2004)	FY2005 1H (Six months ended 30 June 2005)	Increase (decrease)	FY2004 (Year ended 31 December 2004)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities				
Income before income taxes and minority interests	83,572	166,507	82,935	180,876
Depreciation and amortization	53,760	60,667	6,907	111,490
Increase (decrease) in accrued pension and liability for retirement benefits	1,556	(79,028)	(80,584)	12,452
Interest and dividend income	(2,625)	(3,260)	(635)	(4,936)
Interest expense	5,289	6,826	1,537	11,330
Foreign currency exchange loss (gain)	(974)	–	974	226
Gain on sales of tangible assets	(619)	(2,261)	(1,642)	(2,522)
Gain on sales of investments in securities	(67)	–	67	(102)
Impairment losses on assets	–	2,990	2,990	–
Loss on voluntary tire replacement	3,246	–	(3,246)	3,240
(Increase) decrease in notes and accounts receivable	3,513	(142)	(3,655)	(39,872)
(Increase) decrease in inventories	(13,084)	(47,981)	(34,897)	(21,991)
Increase (decrease) in notes and accounts payable	(12,491)	(1,448)	11,043	17,460
Other	16,423	(3,318)	(19,741)	12,586
Subtotal	137,497	99,550	(37,947)	280,239
Interest and dividends received	3,334	3,302	(32)	5,624
Interest paid	(5,124)	(6,621)	(1,497)	(11,356)
Payment for voluntary tire recall	(1,294)	(1,257)	37	(6,370)
Payment for fire incident	(1,226)	–	1,226	(1,567)
Income taxes paid	(17,009)	(50,771)	(33,762)	(27,838)
Net Cash Provided by Operating Activities	116,178	44,202	(71,976)	238,729
Cash Flows from Investing Activities				
Payments for purchase of tangible assets	(82,274)	(92,206)	(9,932)	(179,565)
Proceeds from sales of tangible assets	2,868	4,254	1,386	6,482
Payments for purchase of intangible assets	(110)	–	110	(676)
Payments for investments in securities	(13,944)	(10,260)	3,684	(15,737)
Proceeds from sales of investments in securities	5,118	–	(5,118)	5,773
Other	2,255	1,648	(607)	3,807
Net Cash Used in Investing Activities	(86,086)	(96,564)	(10,478)	(179,916)
Cash Flows from Financing Activities				
Net increase (decrease) in short-term borrowings	(7,547)	105,983	113,530	(6,329)
Proceeds from long-term borrowings	72,642	23,461	(49,181)	69,127
Repayments of long-term borrowings	(72,360)	(80,710)	(8,350)	(77,899)
Proceeds from issuance of bonds	14,457	18,079	3,622	24,505
Payments for redemption of bonds	(12,465)	(11,545)	920	(23,940)
Payments for purchase of treasury stock	(37,254)	(18,043)	19,211	(67,934)
Proceeds from sale of assets on sale-leaseback transactions	12,245	6,439	(5,806)	15,815
Payment for repurchase of assets on sale-leaseback transactions	(3,411)	(3,661)	(250)	(5,911)
Cash dividends paid	(6,713)	(8,823)	(2,110)	(13,258)
Other	(4,216)	(4,662)	(446)	(8,317)
Net Cash Provided by (Used in) Financing Activities	(44,623)	26,516	71,139	(94,142)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,246)	3,527	5,773	791
Net Increase (Decrease) in Cash and Cash Equivalents	(16,778)	(22,317)	(5,539)	(34,538)
Cash and Cash Equivalents at Beginning of Period	298,264	263,726	(34,538)	298,264
Cash and Cash Equivalents at End of Period	281,486	241,409	(40,077)	263,726

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information

1. Business Segment Information

FY2004 1st Half (Six months ended 30 June 2004) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	916,366	236,928	1,153,294	–	1,153,294
(2)Intersegment sales and transfers	1,964	10,046	12,010	(12,010)	–
Total	918,331	246,974	1,165,305	(12,010)	1,153,294
Operating expenses	844,687	228,932	1,073,620	(12,274)	1,061,345
Operating income	73,644	18,041	91,685	263	91,948

FY2005 1st Half (Six months ended 30 June 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	996,524	259,715	1,256,239	–	1,256,239
(2)Intersegment sales and transfers	1,599	13,357	14,957	(14,957)	–
Total	998,123	273,073	1,271,196	(14,957)	1,256,239
Operating expenses	929,494	249,787	1,179,282	(15,122)	1,164,159
Operating income	68,629	23,285	91,914	165	92,080

FY2004 (Year ended 31 December 2004) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,927,989	488,696	2,416,685	–	2,416,685
(2)Intersegment sales and transfers	3,838	24,083	27,921	(27,921)	–
Total	1,931,827	512,779	2,444,607	(27,921)	2,416,685
Operating expenses	1,771,535	476,286	2,247,822	(28,833)	2,218,988
Operating income	160,291	36,493	196,785	911	197,697

2. Geographical Segment Information

FY2004 1st Half (Six months ended 30 June 2004) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	386,730	483,146	154,529	128,888	1,153,294	–	1,153,294
(2)Intersegment sales and transfers	123,945	2,511	1,898	65,357	193,713	(193,713)	–
Total	510,676	485,657	156,428	194,246	1,347,007	(193,713)	1,153,294
Operating expenses	453,073	470,135	147,858	184,385	1,255,453	(194,107)	1,061,345
Operating income	57,602	15,521	8,570	9,860	91,554	394	91,948

FY2005 1st Half (Six months ended 30 June 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	397,150	535,500	176,483	147,104	1,256,239	–	1,256,239
(2)Intersegment sales and transfers	149,806	3,168	2,021	76,506	231,502	(231,502)	–
Total	546,957	538,668	178,504	223,611	1,487,742	(231,502)	1,256,239
Operating expenses	488,748	519,376	169,807	212,834	1,390,767	(226,607)	1,164,159
Operating income	58,208	19,292	8,696	10,776	96,974	(4,894)	92,080

FY2004 (Year ended 31 December 2004) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	814,625	1,013,519	321,695	266,844	2,416,685	–	2,416,685
(2)Intersegment sales and transfers	254,237	5,418	3,900	138,538	402,095	(402,095)	–
Total	1,068,862	1,018,938	325,596	405,382	2,818,780	(402,095)	2,416,685
Operating expenses	937,743	992,280	303,579	387,718	2,621,320	(402,332)	2,218,988
Operating income	131,119	26,658	22,017	17,664	197,459	237	197,697

Nonconsolidated Financial Highlights (Parent Company)

	FY2004 1H (Six months ended 30 June 2004)		FY2005 1H (Six months ended 30 June 2005)		Increase (decrease)		FY2004 (Year ended 31 December 2004)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	375,498	100.0	400,204	100.0	24,706	–	789,035	100.0
Operating income	51,178	13.6	49,374	12.3	(1,804)	(1.3)	109,982	13.9
Ordinary income	63,220	16.8	60,557	15.1	(2,663)	(1.7)	124,724	15.8
Net income	44,339	11.8	84,118	21.0	39,779	9.2	84,337	10.7
Per Share Data	Yen		Yen		Yen	%	Yen	
Net income								
Basic	53.53		105.08		51.55	96.3	102.85	
Cash dividends	8.00		10.00		2.00	25.0	19.00	

	FY2004 1H (As of 30 June 2004)	FY2005 1H (As of 30 June 2005)	FY2004 (As of 31 December 2004)	Increase (decrease)	
	Yen in million	Yen in million	Yen in million	Yen in million	%
Total assets	1,497,050	1,514,119	1,535,104	(20,985)	(1.4)
Shareholders' equity	940,060	1,006,644	946,343	60,301	6.4
	Shares in thousand	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	817,740	794,147	802,779	(8,632)	(1.1)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

August 9, 2005
Bridgestone Corporation

Supplementary Information of 2005

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

				2001			2002			2003			2004			2005		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			1,027.5	100	104	1,093.5	100	106	1,112.1	100	102	1,153.2	100	104	1,256.2	100	109
	Operating income			52.3	5.1	56	73.1	6.7	140	71.3	6.4	98	91.9	8.0	129	92.0	7.3	100
	Ordinary income			31.3	3.1	40	55.6	5.1	178	65.8	5.9	118	86.8	7.5	132	88.6	7.1	102
	Net income			(30.5)	(3.0)	-	24.4	2.2	-	31.9	2.9	131	52.2	4.5	164	101.7	8.1	195
Segment Information(*1)																		
Business	Sales	Tire		798.5	78	104	864.9	79	108	883.7	79	102	916.3	79	104	996.5	79	109
		Diversified		228.9	22	103	228.6	21	100	228.3	21	100	236.9	21	104	259.7	21	110
	Operating income	Tire		36.2		49	56.6		156	54.8		97	73.6		134	68.6		93
		Diversified		15.7		78	16.2		103	16.3		101	18.0		110	23.2		129
	OP margin	Tire	%	4.5			6.5			6.2			8.0			6.9		
		Diversified	%	6.7			6.9			6.8			7.3			8.5		
Area	Sales	Japan		392.1	38	100	383.0	35	98	381.6	34	100	386.7	34	101	397.1	32	103
		Americas		443.6	44	105	497.7	45	112	474.7	43	95	483.1	42	102	535.5	43	111
		Europe		107.3	10	110	115.8	11	108	140.0	13	121	154.5	13	110	176.4	14	114
		Others		84.3	8	108	96.9	9	115	115.8	10	119	128.8	11	111	147.1	12	114
	Operating income	Japan		57.9		88	56.4		97	56.9		101	57.6		101	58.2		101
		Americas		(8.9)		-	4.7		+	2.2		47	15.5		693	19.2		124
		Europe		1.7		71	2.9		171	6.4		221	8.5		133	8.6		101
		Others		8.0		110	10.9		136	13.0		119	9.8		76	10.7		109
	OP margin	Japan	%	12.1			11.6			11.2			11.3			10.6		
		Americas	%	(2.0)			1.0			0.5			3.2			3.6		
		Europe	%	1.6			2.5			4.5			5.5			4.9		
		Others	%	7.1			8.1			7.6			5.1			4.8		
Market	Sales	Domestic		361.9	35	102	339.7	31	94	335.6	30	99	338.1	29	101	344.8	27	102
		Overseas		665.5	65	105	753.7	69	113	776.5	70	103	815.1	71	105	911.4	73	112
Capital	Depreciation			61.3	6.0	112	59.3	5.4	97	49.7	4.5	84	50.7	4.4	102	58.8	4.7	116
	Capital expenditure			45.2		73	43.9		97	58.6		134	79.5		136	83.8		105
	R&D(*2)			30.7	3.0	-	33.9	3.1	111	34.8	3.1	103	34.6	3.0	99	38.5	3.1	111
	Interest expenses			11.6	1.1	190	6.2	0.6	53	3.4	0.3	55	2.6	0.2	78	3.5	0.3	134
	Borrowings			660.7		157	536.6		81	536.3		100	488.8		91	544.4		111

*(*1)Sales: Sales to external customers* *Operating income: Including income caused by businesses among segments*
(*2)R&D: Disclosed since 2000 full year

BSA Results (1H of the year)

		2003	%	vs.PY	2004	%	vs.PY	2005	%	vs.PY
Net sales	US$M	3,881	100	105	4,349	100	112	4,894	100	113
Operating income	US$M	31	0.8	58	159	3.7	507	185	3.8	116
Net income	US$M	11	0.3	-	102	2.4	887	138	2.8	135

BSEU Results (1H of the year)

		2003	%	vs.PY	2004	%	vs.PY	2005	%	vs.PY
Net sales	€M	1,037	100	107	1,133	100	109	1,248	100	110
Operating income	€M	49	4.7	207	88	7.8	180	68	5.5	77
Net income	€M	27	2.6	386	53	4.7	195	38	3.1	72

(2) Financial Highlights (full year)

(Yen in billions)

			Unit	2001			2002			2003			2004			2005		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,133.8	100	106	2,247.7	100	105	2,303.9	100	102	2,416.6	100	105	2,600.0	100	108
	Operating income			118.0	5.5	73	183.8	8.2	156	183.2	8.0	100	197.6	8.2	108	198.0	7.6	100
	Ordinary income			74.4	3.5	60	147.8	6.6	199	167.2	7.3	113	181.5	7.5	109	183.0	7.0	101
	Net income			17.3	0.8	98	45.3	2.0	261	88.7	3.9	196	114.4	4.7	129	163.0	6.3	142
Segment Information(*1)																		
Business	Sales	Tire		1,687.2	79	108	1,797.5	80	107	1,836.3	80	102	1,927.9	80	105			
		Diversified		446.5	21	100	450.1	20	101	467.5	20	104	488.6	20	105			
	Operating income	Tire		91.8		75	155.0		169	148.3		96	160.2		108			
		Diversified		25.4		67	28.3		111	34.6		122	36.4		105			
	OP margin	Tire	%	5.4			8.6			8.1			8.3					
		Diversified	%	5.5			6.1			7.1			7.1					
Area	Sales	Japan		826.9	39	100	827.6	37	100	803.0	35	97	814.6	34	101			
		Americas		918.3	43	111	980.9	44	107	972.2	42	99	1,013.5	42	104			
		Europe		216.0	10	112	239.2	11	111	287.4	12	120	321.6	13	112			
		Others		172.5	8	110	199.9	8	116	241.1	10	121	266.8	11	111			
	Operating income	Japan		136.3		102	136.6		100	129.1		95	131.1		102			
		Americas		(33.5)		-	18.5		+	19.5		105	26.6		137			
		Europe		4.5		79	8.2		182	15.4		187	22.0		143			
		Others		15.0		117	21.7		145	21.5		99	17.6		82			
	OP margin	Japan	%	13.6			13.2			12.2			12.3					
		Americas	%	(3.6)			1.9			2.0			2.6					
		Europe	%	2.0			3.4			5.3			6.8					
		Others	%	6.6			7.4			6.1			4.4					
Market	Sales	Domestic		756.3	35	100	739.6	33	98	710.0	31	96	716.0	30	101			
		Overseas		1,377.4	65	110	1,508.1	67	109	1,593.8	69	106	1,700.5	70	107			
Balance Sheet	Total asset			2,443.7			2,143.9			2,220.6			2,333.7					
	ROA		%	0.8			2.0			4.1			5.0					
	Shareholder's equity			835.1			796.0			887.9			934.9					
	ROE		%	2.2			5.6			10.5			12.6					
Capital	Depreciation			125.3	5.9	106	112.6	5.0	90	98.8	4.3	88	106.0	4.4	107	120.0	4.6	113
	Capital expenditure			104.3		76	116.7		112	155.7		133	190.9		123	210.0		110
	R&D			62.7	2.9	103	68.1	3.0	109	70.9	3.1	104	72.8	3.0	103	77.0	3.0	106
	Interest payment			22.2	1.0	141	11.3	0.5	51	6.6	0.3	58	6.3	0.3	97			
	Borrowings			765.8		148	470.1		61	487.2		104	479.5		98	540.0		113
No. of Employee				104,700		102	106,846		102	108,741		102	113,699		105			
Production	Domestic		10,000t	56			60			61			62			64		
	Overseas	Americas	10,000t	52			58			60			63			65		
		Europe	10,000t	16			16			17			18			20		
		Others	10,000t	22			27			30			34			39		
	Overseas total		10,000t	90			101			107			114			124		
	Total production		10,000t	146			161			169			176			188		
	Overseas prod. ratio		%	62			63			64			65			66		

(*1)Sales: Sales to external customers Operating income: Including income caused by businesses among segments

Consolidated Results in US$

	Unit	2001			2002			2003			2004			2005		
		Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Net sales	US$M	16,171	100		18,747	100		21,506	100		23,191	100		23,503	100	
Ordinary income	US$M	564	3.5		1,233	6.6		1,562	7.3		1,743	7.5		1,654	7.0	
Net income	US$M	132	0.8		378	2.0		828	3.9		1,098	4.7		1,474	6.3	
Exchange rate	Yen/$	131.95			119.90			107.13			104.21			110.62		

(*)Exchange rate: as of the end of the year (as of the end of first half period for 2005 Plan)

BSA Results (full year)

		2003	%	vs.PY	2004	%	vs.PY	2005(F)	%	vs.PY
Net sales	US$M	8,173	100	107	9,150	100	112	10,150	100	111
Operating income	US$M	190	2.3	97	264	2.9	139	390	3.8	147
Net income	US$M	78	1.0	94	183	2.0	235	280	2.8	152

BSEU Results (full year)

		2003	%	vs.PY	2004	%	vs.PY	2005(F)	%	vs.PY
Net sales	€M	2,127	100	108	2,325	100	109	2,570	100	110
Operating income	€M	116	5.5	187	162	7.0	139	140	5.4	86
Net income	€M	62	2.9	-	94	4.1	151	80	3.1	85

2. Non-Consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

			Unit	2001			2002			2003			2004			2005		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Income Statement	Net sales			332.3	100	95	343.3	100	103	373.4	100	109	375.4	100	101	400.2	100	107
	Operating income			49.7	15.0	88	52.0	15.2	105	52.0	13.9	100	51.1	13.6	98	49.3	12.3	96
	Ordinary income			48.5	14.6	97	51.2	14.9	106	56.3	15.1	110	63.2	16.8	112	60.5	15.1	96
	Extra loss / (gain)			333.0	100.2		-			-			-			(70.1)	(17.5)	
	Net income			(164.3)	(49.5)	-	29.4	8.6	+	32.0	8.6	109	44.3	11.8	138	84.1	21.0	190
Segment Sales	Market	Domestic		212.0	64	99	205.8	60	97	204.9	55	100	212.2	57	104	209.8	52	99
		Export		120.3	36	88	137.4	40	114	168.4	45	123	163.1	43	97	190.4	48	117
	Business	Tire		243.7	73	94	256.6	75	105	280.1	75	109	278.9	74	100	300.2	75	108
		Diversified		88.5	27	98	86.7	25	98	93.3	25	108	96.5	26	104	100.0	25	104
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		113.2	(46)	87	129.2	(50)	114	159.0	(57)	123	153.7	(55)	97	180.3	(60)	117
		Diversified		7.0	(8)	119	8.2	(10)	117	9.4	(10)	114	9.4	(10)	101	10.0	(10)	107
Exchange rate		US$	Yen/$	121		113	130		107	119		92	109		92	106		97
		Euro	Yen/€	108		105	116		107	132		114	133		101	136		102
Investment	Capital expenditure			15.5		81	16.6		107	18.8		113	27.0		144	30.0		111
	(Tire production)			5.7		62	5.8		102	8.8		153	16.4		186	18.6		113
	(Diversified production)			3.6		96	3.4		94	1.8		53	2.9		161	2.6		90
	(R&D)			4.5		106	5.2		115	7.0		135	6.0		86	7.4		123
	(Others)			1.7		86	2.2		132	1.1		52	1.8		164	1.5		83
	Loan and investment			2.9		14	142.8		+	17.2		12	8.9		52	(2.7)		-
	Total investment			18.4		46	159.5		+	36.0		23	36.0		100	27.3		76
Costs & Expenses	Labor cost			55.5	16.7	94	61.1	17.8	110	63.5	17.0	104	56.6	15.1	89	56.1	14.0	99
	R&D			21.7	6.5	109	25.2	7.4	116	28.9	7.7	114	28.3	7.6	98	32.1	8.0	113
	Depreciation			20.7	6.2	105	19.1	5.6	92	19.1	5.1	100	19.7	5.3	103	23.1	5.8	117
	Interest			(2.0)	(0.6)	160	(3.5)	(1.0)	173	(7.9)	(2.1)	224	(12.7)	(3.4)	160	(11.1)	(2.8)	87
No. of Employee				12,438		93	12,603		101	12,599		100	12,535		99	12,893		103

(2) Financial Highlights (full year)

(Yen in billions)

				2001			2002			2003			2004			2005		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			704.2	100	98	741.0	100	105	765.6	100	103	789.0	100	103	835.0	100	106
	Operating income			117.7	16.7	103	124.8	16.9	106	105.5	13.8	85	109.9	13.9	104	100.0	12.0	91
	Ordinary income			108.9	15.5	105	118.7	16.0	109	107.5	14.0	91	124.7	15.8	116	110.0	13.2	88
	Extra loss / (gain)			382.4	54.3		35.5	4.8		(0.5)	(0.1)		-			(70.1)	(8.4)	
	Net income			(158.0)	(22.4)	-	34.0	4.6	+	63.0	8.2	185	84.3	10.7	134	117.0	14.0	139
Segment Sales	Market	Domestic		463.0	66	98	462.1	62	100	437.0	57	95	457.4	58	105	460.0	55	101
		Export		241.1	34	97	278.9	38	116	328.5	43	118	331.5	42	101	375.0	45	113
	Business	Tire		526.8	75	98	556.1	75	106	573.2	75	103	591.4	75	103	632.0	76	107
		Diversified		177.3	25	96	184.9	25	104	192.3	25	104	197.5	25	103	203.0	24	103
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		226.4	(43)	96	261.9	(47)	116	310.1	(54)	118	312.8	(53)	101	355.0	(56)	113
		Diversified		14.6	(8)	112	16.9	(9)	116	18.4	(10)	109	18.7	(9)	102	20.0	(10)	107
Exchange rate		US$	Yen/$	122		113	125		102	116		93	108		93	106		98
		Euro	Yen/€	109		109	118		108	131		111	134		102	133		99
Investment	Capital expenditure			35.8		87	38.8		108	45.0		116	63.4		141	70.0		110
	(Tire production)			12.7		65	17.8		139	22.3		126	35.4		159	40.0		113
	(Diversified production)			9.1		125	6.9		76	4.7		68	6.3		134	7.0		111
	(R&D)			11.1		105	10.5		95	15.4		147	16.6		108	18.0		108
	(Others)			2.9		73	3.7		127	2.6		70	5.2		200	5.0		96
	Loan and investment			14.5	(*1)	58	164.1		+	14.2		9	22.1		156	17.0		77
	Total investment			50.4		76	203.0		+	59.3		29	85.5		144	87.0		102
Costs & Expenses	Labor cost			116.4	16.5	99	121.7	16.4	105	127.5	16.7	105	116.9	14.8	92	113.0	13.5	97
	R&D			45.4	6.4	100	50.9	6.9	112	58.2	7.6	114	59.7	7.6	103	64.0	7.7	107
	Depreciation			41.3	5.9	91	38.7	5.2	94	38.7	5.1	100	41.1	5.2	106	49.0	5.9	119
	Interest			(2.2)	(0.3)	159	(3.8)	(0.5)	171	(8.9)	(1.2)	235	(18.2)	(2.3)	204	(13.0)	(1.6)	71
Fund	Borrowing			197.1			194.6			230.0			230.0			230.0		
No. of Employee				12,441		100	12,564		101	12,480		99	12,529		100			

(*1) Loan and investment in 2001

Decrease of loan and investment relating to US restructuring is excluded

3. Change Factors vs. PY

(1) Consolidated

		2005 1H Actual	2005 FY Forecast
Sales (Yen in 100millions)	Forex impact	(40)	(300)
	Volume, etc.	+1,069	+2,133
	Total	+1,029	+1,833
Operating income (Yen in 100millions)	Forex impact	-	(40)
	Natural rubber	(10)	(10)
	Other raw materials	(350)	(790)
	Depreciation	(80)	(140)
	Volume, etc.	+441	+983
	Total	+1	+3

(2) Parent company

		2005 1H Actual	2005 FY Forecast
Sales (Yen in 100millions)	Forex impact	-	(50)
	Sales Price	+80	+140
	Volume, etc.	+167	+370
	Total	+247	+460
Operating income (Yen in 100millions)	Forex impact	+5	(25)
	Sales Price	+80	+140
	Volume	+90	+200
	Natural rubber	(10)	(10)
	Other raw materials	(130)	(260)
	Depreciation	(30)	(80)
	Other SGA expenses	(60)	(110)
	Others	+37	+46
	Total	(18)	(99)

4. Japanese tire business overview

(1)Demand Forecast in Japan (published by JATMA on 27 July 2005)

	2005 Forecast	
	(unit:1000 ton)	vs. PY
OE	237	103
REP	393	100
EXP	706	106
Total Demand	1,336	104

(2) Sales Channels in Japan (no. of shops)

	End of 2003	End of 2004	June 2005	End of 2005(F)
Tire Kan	444	453	456	459
Cockpit	162	143	135	134
Mr. Tireman	630	638	635	640

(3) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 ton)		Capacity Utilization (%)	
	2004	2005(F)	2004	2005(F)
1H	30	31	93	97
2H	32	33	97	99
Full Year	62	64	95	98

(4) Sales Composition (rubber weight base)

	2004 1H	2005 1H
REP	25	20
OE	20	20
EXP	55	60
Total	100	100

(5) Export Sales Composition by Region (value base)

	2004 1H	2005 1H	(Growth rate vs. PY)	
Americas	27	27	118	%
Europe	27	30	129	
Asia	17	15	103	
Middle East	10	10	109	

(6) Stud-less Tire Sales Forecast

	2005 Forecast	
	(10,000 units)	vs. PY
For Passenger car	586	108 %
For Light truck	145	104
For Truck/Bus	90	103
Total	821	107

5. Additional Information

(1) Year-on-Year Sales Growth of Replacement Tire (unit base)

	2003	2004	2005(F)
	%	%	%
N.America : PSR/LTR	102	101	105
: TBR	103	107	97
Europe : PSR/CVR	103 (*1)	101	105
: TBR	106	99	103

(*1)4x4, CVR were not included in 2002.

(2) Market Share of Replacement Tire (estimation)

	2003	2004	2005(F)
	%	%	%
N.America : PSR/LTR	14	14	14
: TBR	24	25	23
Europe(*1) : PSR/CVR	11	11	12
: TBR	18	18	19

(*1) Western and Eastern Europe

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First Half Results for Fiscal 2005

Bridgestone Corporation
August 9, 2005

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2005 First Half Consolidated Results

(Yen in billions) May '05 announcement

	2004 1H results	2005 1H results	vs. PY (%)	2005 1H forecasts
Net sales	1,153.2	1,256.2	+9	1,240.0
Operating income	91.9	92.0	+0	78.0
Ordinary income	86.8	88.6	+2	72.0
Net income	52.2	101.7	+95	93.0
Yen/US dollar rate:	108	106	-2	
Yen/Euro rate:	133	136	+3	

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Operating Income Change - Factor Analysis (First Half Results)



Yen in billions
120
100
80
60
40
20
0
Natural rubber -1.0
Other materials -35.0
Depre -ciation -8.0
Price Volume Mix,etc +44.1
91.9
92.0
+¥0.1billion
2004 1H results
2005 1H results

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2005 Full-Term Consolidated Forecasts

(Yen in billions) Feb. 2005 announcement

	2004 Results	2005 Forecasts	vs. PY (%)	2005 Forecasts (Feb. 2005 announcement)
Net sales	2,416.6	2,600.0	+8	2,500.0
Operating income	197.6	198.0	+0	170.0
Ordinary income	181.5	183.0	+1	150.0
Net income	114.4	163.0	+42	140.0
Yen/US dollar rate:	108	106	-2	
Yen/Euro rate:	134	133	-1	

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Operating Income Change - Factor Analysis (Full-Term Forecasts)



Yen in billions
200
180
160
140
120
100
80
60
40
20
0
197.6
Foreigh exchange -4.0
Natural rubber -1.0
Other materials -79.0
Depre -ciation -14.0
Price Volume Mix,etc +98.3
198.0
+¥ 0.3 billion
2004 Results
2005 Forecasts

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2005 First Half Non-Consolidated Results

(Yen in billions)

	2004 1H results	2005 1H results	vs. PY (%)	May 2005 announcement: 2005 1H forecasts
Net sales	375.4	400.2	+7	390.0
Operating income	51.1	49.3	−4	40.0
Ordinary income	63.2	60.5	−4	47.0
Net income	44.3	84.1	+90	76.0

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2005 Full-Term Non-Consolidated Forecasts

(Yen in billions)

Feb. 2005 announcement

	2004 Results	2005 Forecasts	vs. PY (%)	2005 Forecasts (Feb. 2005 announcement)
Net sales	789.0	835.0	+6	820.0
Operating income	109.9	100.0	−9	90.0
Ordinary income	124.7	110.0	−12	96.0
Net income	84.3	117.0	+39	107.0

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2005 BSA First Half Results

(Dollars in millions)

Feb. 2005 announcement

	2004 1H results	2005 1H results	vs. PY (%)	2005 1H forecasts (Feb. 2005 announcement)
Net sales	4,349	4,894	+13	4,600
Operating income	159	185	+16	120
Net income	102	138	+35	60

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2005 BSA Full-term Forecasts

(Dollars in millions)

	2004 Results	2005 Forecasts	vs. PY (%)	Feb. 2005 announcement 2005 Forecasts
Net sales	9,150	10,150	+11	9,500
Operating income	264	390	+47	270
Net income	183	280	+52	160

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2005 BSEU First Half Results

(Euro in millions)

	2004 1H results	2005 1H results	vs. PY (%)	Feb. 2004 announcement 2005 1H forecasts
Net sales	1,133	1,248	+10	1,240
Operating income	88	68	−23	60
Net income	53	38	−28	30

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2005 BSEU Full-Term Forecasts

(Euro in millions)

	2004 Results	2005 Forecasts	vs. PY (%)	Feb. 2005 announcement 2005 Forecasts
Net sales	2,325	2,570	+10	2,560
Operating income	162	140	−14	140
Net income	94	80	−15	70

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Interim Dividend

(yen per share)

Interim dividend	10 yen
(Payments commence: September 1, 2005)	
Year-end dividend (forecasts)	10 yen
Annual dividend (forecasts)	20 yen

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Share Buyback

Resolution
at 86th Ordinary General Meeting of Shareholders

Acquisition of treasury stock:
FY 2005 approved
24 million shares totaling ¥50 billion

↓

Acquisition of treasury stock:
FY 2005 actual: (April 1 ~ August 2, 2005)
12.71 million shares totaling ¥26.7 billion

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Impact of Raw Material Costs Inflation

(Consolidated 2003-2005)

(Year on year increase : Yen in billions)

	2003	2004	2005 (Revised on August, 2005)	Total
Natural rubber	26.0	30.0	1.0	57.0
Other raw materials	-	19.0	79.0	98.0
Total	26.0	49.0	80.0	155.0

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Strategic Investment : Tire Production and Raw Material Supply Sources (2003 – 2007)

	(Yen in billions)
➢High-performance and large rim diameter tires (including capacity expansion of runflat tires)	106.0
➢Demand increase in emerging markets	49.0
➢Capacity expansion of truck and bus tires (including capacity expansion of off-the-road tires)	108.0
➢Supply sources for raw materials	55.0
Total	**318.0**

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Progress in the Americas


Improved Selling Price
Maintain growth in sales of truck and bus tires
Improved product mix of passenger and light truck tires
Solid results from
- Tire Retail business
- Diversified products
- Operations in Central and South America
Restore Profitability at BFNT in 2005
Solid Business Structure for BSA

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Progress in Europe

- Focus on OEM fitments of high-value-added products for luxury cars
- Focus on securing replacement tire demand for luxury cars
- Emphasis on training program for sales people
- Emphasis on expansion of Sales channel

Improved Product Mix

Improved Sales Quality

Establish Position as Leading Manufacturer in European Market

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Progress in China

Regional HQ for Chinese Tire Operations

Strengthen production/distribution system

Enhance Sales system /sales network, Including imports

Establish Major Position in Chinese Market

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BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone : (03) 3563-6811
Fax : (03) 3567-4615
www.bridgestone.co.jp

Bridgestone to Increase Production Capacity for Truck and Bus Radial Tires in Thailand

Company will invest approximately ¥17.5 billion including expansion of steel cord plant

Tokyo (August 9, 2005)— Bridgestone Corporation announced today that it will expand production capacity for truck and bus radial tires at its Chonburi Plant in Thailand. This move is in response to growing global demand for those tires. At the same time, Bridgestone will increase production capacity at its Rayong Plant in Thailand which manufactures and supplies steel cord for radial tires. The aim of this is to secure stable supply of raw materials. Bridgestone reports that it has earmarked approximately ¥17.5 billion for investment in the expansion work of these two plants.

The Chonburi Plant started production operations in May 2004, as a plant specialized in truck and bus radial tires. Bridgestone determined to expand production capacity to respond to growing sales of truck and bus radial tires on the back of growing worldwide demand. The company will begin work on construction of the new buildings during the current fiscal year with an eye to increasing daily production capacity to a total of 7,500 tires by the first half of 2008.

In order to cope with this increase in tire production capacity, Bridgestone will also expand its Rayong Plant which produces steel cord for radial tires. The company is investing here to realize daily production capacity of 107 tons by the end of 2008.

With tire demand expected to continue growing worldwide, Bridgestone Group intends to enhance and strengthen its production-distribution systems in a well-planned and strategic manner to meet market demands.

Supplementary Information

Outline of Chonburi Plant

Company name	Bridgestone Tire Manufacturing (Thailand) Co., Ltd.
Location	Amata Nakorn Industrial Estate, Chonburi, Thailand (60 kilometers south of Bangkok)
President	Yoshikane Shinnaga
Start of operation	May 2004
Plant site	Approximately 58 hectares
Products	Radial tires for trucks and buses
Employees	Approximately 500 at the end of June 2004
Production capacity	7,500 tires/day by the end of June 2008

Outline of Rayong Plant

Company name	Bridgestone Metalpha (Thailand) Co., Ltd.
Location	Eastern Seaboard Industrial Estate Rayong, Thailand
Representative	Hitoshi Izumida
Start of operation	July 1998
Plant site	Approximately 11.5 hectares
Products	Steel cord for radial tires
Employees	Approximately 300 at the end of June 2005
Production capacity	Approximately 107 tons/day by the end of 2008

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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